                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the quarter ended September 30, 2001
                      ------------------
      Disposable Soft Goods International, Ltd.
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                 (Translation of registrant's name into English)

      17/F Watson Centre, 16-22 Kung Yip St., Kwai Chung Hong Kong
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F ____
                                   ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes _____ No  X
                                              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                 DSG International Posts Q3 Revenue Gain Of 47%
     Net loss due primarily to non-recurring restructuring costs related to acquisition.

DULUTH, Ga., December 28, 2001--DSG International Limited (NASDAQ:DSGIF) today announced financial results for the third quarter ended September 30, 2001. The Company's net sales for the third quarter ended September 30, 2001 increased 47.0% to $79.7 million compared to $54.2 million for the same period last year. On a year-to-date basis for the nine-months ended September 30, 2001 net sales increased by 37.5% to $221.8 million compared to $161.3 million for the same period last year. The majority of this sales revenue increase resulted from the Drypers acquisition in March 2001 and from sales gains made in the Company's Southeastern Asia markets.

Gross margin in the third quarter was 29.9% compared to 32.7% for the same period last year. For the nine months ended September 30, 2001 gross margin was 30.1% compared to 32.7% for the same period in 2000. The reduced gross margins in 2001 relate primarily to certain inefficiencies experienced with assimilating the Drypers manufacturing operations and the write off of Drypers inventory to net realizable value.

Net loss for the third quarter of 2001 was $11.8 million, or $1.76 per share, compared to net income of $831,000 or $0.12 per share, for the same period last year. Net loss for the nine-months ended September 30, 2001 was $17.0 million, or $2.54 per share, compared to net income of $3.1 million or $0.47 per share. The net loss in the quarter and on a year-to-date basis was due primarily to lower gross margins, increased selling, general and administrative expenses and non-recurring restructuring charges related to the Drypers acquisition. In the third quarter the Company also incurred a $642,000 charge for divesting its Belgian subsidiary. Interest expense increased $982,000 in the quarter and $2.9 million on a year to date basis over the comparable prior year period. The higher interest costs are related to additional debt resulting from the Drypers acquisition. The Company also experienced an increase in foreign exchange losses of $941,000 in the quarter and $1.5 million on a year to date basis versus the same period last year.

The Company's financial results in the third quarter of 2001 were again negatively impacted by restructuring and other one-time costs associated with the Drypers acquisition. In the third quarter the Company recorded $4.4 million in restructuring charges associated with the consolidation and relocation of operations. The third quarter also included an additional $3.7 million in one-time expense related to inefficiencies resulting from excess plant capacity. The Company will continue to incur restructuring and one-time costs in the fourth quarter of 2001 and the first quarter of 2002 as the Drypers integration is completed. The Company's lenders have waived any financial covenant defaults through the year-to-date period ended September 30, 2001 caused by the financial results this fiscal year and have amended and modified the financial covenants for the remainder of the year and for 2002.

Brandon Wang, Chairman of the Company, said "Although the integration of the Drypers acquisition has through the third quarter continued to negatively impact operating performance, I am confident that it has been the result of restructuring costs and non-recurring events. In November the Company announced the closure of its Duluth, GA manufacturing facility. This action will resolve the Company's excess capacity issue identified at the time of the Drypers acquisition. The entire organization is committed to continue to reduce costs and improve operating efficiencies. These efforts are expected to result in improved financial performance while maintaining our high standards of product quality and customer service. I continue to be pleased with our progress of integrating the Company's North American operations. The reorganization of the Company's North American businesses along with the positive gains being realized in the Southeastern Asia markets reflects a strong commitment to a substantial recovery of the DSG International business in 2002."

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia, Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosies(R)", "Cosifits(R)", "Baby Love(R)", "Babyjoy(R)", "Lullaby(R), "Cares(R)", "Cuddles(R)", "Super Fan-nies(R)", "Dispo 123(TM)", "Handy(TM)", "Certainty(R)", "Merit(R)" and "Drypers(R)".

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward looking statements or predictions. These statements represent our judgement as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward looking statements. Potential risks and uncertainties are discussed in depth in the DSG International Ltd. Filings with the SEC's World Wide Web site at http://www.sec.gov.
                                 ------------------

December 28, 2001

STATEMENTS OF OPERATIONS AND BALANCE SHEET DATA

The Statements of Operations for the three-month and nine-month periods ended September 30, 2001 and 2000, and the Balance Sheet information as of September 30, 2001, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

STATEMENTS OF OPERATIONS
(In thousands, except earnings per share)

                                                                     (Unaudited)
                                                 Three months ended           Nine months ended
                                                    September 30,               September 30,
                                                2001           2000           2001           2000
Net sales                                    $  79,683      $  54,191      $ 221,797      $ 161,329
                                             =========      =========      =========      =========

Gross profit                                 $  23,815      $  17,723      $  66,748      $  52,809

Gain (loss) on sale of property, plant
 and equipment                                      (2)           122             22            155
Selling, general & administrative
 expenses                                      (27,480)       (16,088)       (71,416)       (46,827)
Restructuring expenses                          (4,354)             -         (4,610)             -
                                             ---------      ---------      ---------      ---------
Operating income (loss)                         (8,021)         1,757         (9,256)         6,137

Interest expense                                (1,408)          (426)        (4,081)        (1,184)
Exchange loss                                   (1,211)          (270)        (2,059)          (585)
Loss on divestiture                               (642)             -           (642)             -
Other income                                         5            278            156            458
                                             ---------      ---------      ---------      ---------
Income (loss) before income taxes              (11,277)         1,339        (15,882)         4,826

Provision for income taxes                        (183)          (432)          (769)        (1,459)
Minority interest                                 (307)           (76)          (316)          (233)
                                             ---------      ---------      ---------      ---------
Net income (loss)                            $ (11,767)     $     831      $ (16,967)     $   3,134
                                             =========      =========      =========      =========

Earnings (losses) per share                  $   (1.76)     $    0.12      $   (2.54)     $    0.47
                                             =========      =========      =========      =========

Weighted average number of
 shares outstanding                              6,675          6,675          6,675          6,675
                                             =========      =========      =========      =========

STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

                                                                     (Unaudited)
                                                 Three months ended           Nine months ended
                                                    September 30,               September 30,
                                                2001           2000           2001           2000
Net income (loss)                            $ (11,767)     $     831      $ (16,967)     $   3,134

Other comprehensive income
(expense), before tax
  Foreign currency translation
   adjustments                                   2,044         (1,478)           767         (3,374)
                                             ---------      ---------      ---------      ---------
Comprehensive loss                           $  (9,723)     $    (647)     $ (16,200)     $    (240)
                                             =========      =========      =========      =========


BALANCE SHEET DATA
(Dollars in thousands)

                                              (Unaudited)
                                   September 30,        December 31,
                                       2001                 2000

Working capital                       $ 12,138            $ 33,277
Total assets                           134,525             112,069
Long-term debt                          13,404               5,577
Shareholders' equity                    49,244              63,447

At September 30, 2001 the Company had cash of $5.5 million.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Disposable Soft Goods International, Ltd.
                                       -----------------------------------------
                                                    (Registrant)

                                       By: /s/ Edmund J. Schwartz
                                           ----------------------
                                           Edmund J. Schwartz
Date January 18, 2002                      Chief Financial Officer
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